UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

HealthTronics, Inc.

(Name of Subject Company (Issuer))

HT Acquisition Corp.

and

Endo Pharmaceuticals Holdings Inc.

(Names of Filing Persons (Offerors))

Common Stock, without par value per share

(Title of Class of Securities)

42222L107

(CUSIP Number of Class of Securities)

Caroline B. Manogue

Executive Vice President,

Chief Legal Officer and Secretary

HT Acquisition Corp.

100 Endo Boulevard

Chadds Ford, Pennsylvania 19317

(610) 558-9800

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Eileen T. Nugent, Esq.

Brandon Van Dyke, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable	Not applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

¢	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

¢	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEM 12.	EXHIBITS.

99.(a)(1)     Script for Conference Call with Blaine Davis, David Holveck and James Whittenburg, dated May 5, 2010

2